
Fact Reporting
MORE
Complex Analysis OR Mix of Fact Reporting and Analysis
Analysis OR High Variation in Reliability
Opinion OR High Variation in Reliability
Selective or Incomplete Story; Unfair Persuasion
Reliability
43
36.5
30
23.5
17
Mixed Reliability
Somewhat Unreliable
Unreliable
Articles rated on a scale of 0-64 for reliability and -42 to +42 for bias.
Overall source scores reflect weighted average of article scores and shown on truncated scale.

Ad Fontes Media

We Rate the News

Vanessa Otero| Founder @ Ad Fontes Media |
vanessa@adfontesmedia.com

The Problem
Polarized news media is damaging our democracy

1. There are more news sources than ever before, and much of it is junk news
2. People have a hard time differentiating between good news and junk news
3. Junk news has created a polarization phenomenon that has exacerbated our current pandemic
4. Polarization ruins family/friend relationships, stalls political progress, and costs good media stakeholders money





Solution

News Content Ratings



We rate the news for both reliability and left-right bias



Content ratings address the junk news problem for all participants in news media



Products for publishers, brands, social media platforms, and educators tackle the problem from multiple angles

Target Markets



Brands and marketers that care about brand safety in news content



Publishers that need to promote trust to their audiences and advertisers



Social media platforms with a need to label news content



Educational institutions with a need to teach news literacy



News aggregators with a need to sort surfaced content

Business Model

Data Provider of News Content Ratings and SaaS Provider of Related Tools

- Educational SaaS news literacy platform: $40-400/mo
- Ratings data available via API: $1,000-$4000/mo
- Multiple revenue streams from other applications



$40-$4000 /mo

Monthly subscription SaaS and Data Licensing Rates



Propietary Technology / Expertise



- US/ Int'l patents pending on rating methodology, display systems, and SaaS platforms
- Novel content analysis taxonomy, methodology, and algorithms
- Copyrights and Trademarks on Media Bias Chart

Competition



NewsGuard

Rates entire news sources for trustworthiness but not for bias. Venture funded and competing in education, brand safety, and consumer space



AllSides

Rates entire news sources for left-to-right political bias but not for reliability. Partially grant funded, provides news aggregation product and competes in education space



FactMata

AI-based approach to identifying harmful content on article level; doesn't distinguish left-right bias. Venture funded and competing in brand safety and business intelligence space



Why is our content rating system better?



We rate on two dimensions: reliability and bias



Ratings are numerical, comparative, along a gradient, and displayed in an easy-to-understand visual format



Virality of Media Bias Chart shows our ratings system is THE ONE that gets people to care

Go-to Market Plan

Customer Acqusition Channels





1. Organic marketing from viral popularity of

Media Bias Chart

2. Word of mouth

3. Speaking at educational institutions

1. Speaking at news industry and ad industry conferences

2. Earned media exposure

3. B2B sales team

 **Traction**

1400+
Paying customers to date

With no paid
marketing

1.1
Million

Website visitors in
Jan-June 2020

334%
2020 YoY Growth Pace

From bootstrapping
only

Founder



Vanessa Otero, CEO

Patent Attorney and Creator of the Media Bias Chart

Team



Robert Rapplean,
CTO



Ria Otero, VP,
Operations



Daina Middleton,
CGO



Jeff VonWald, Sales
& Service

Advisory Board



Brad Berens. Ph.D



Karl Rinderknecht



Lana McGilvray



Walter Dean



Lloyd Watts, Ph.D



Fran Maier



Stephen Testa



Blake Ilstrup



Tom Hunersen



Prof. Maxwell Stearns

Money, Milestones

- Rate 1,000 news sources within 6 months
- Develop automation tech
- Onboard sales team
- Enhance software products



$250,000

Raising



SAFE; $5M valuation cap, 15% discount

Why these milestones?

Because our revenue driver is our data.

More data + ability to scale data acquisition abilities = more revenue